SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 7)

Great Elm Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39036P209

(CUSIP Number)

Todd Wiench

Imperial Capital Asset Management, LLC

3801 PGA Boulevard, Suite 603

Palm Beach Gardens, Florida 33410

(310) 246-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Imperial Capital Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,741,348*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,741,348*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,741,348*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*

Includes 2,121,348 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) underlying (i) a 5.0% Convertible Senior PIK Note due 2030 (the “Original Note”) issued by the Issuer pursuant to a Securities Purchase Agreement, dated as of February 26, 2020, by and among the Issuer and the investors named therein, and (ii) additional 5.0% Convertible Senior PIK Notes due 2030 (together with the Original Note, the “Notes”) issued by the Issuer as interest pursuant to the terms of the Notes.

CUSIP No. 39036P209	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Long Ball Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,371,364*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,371,364*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,371,364*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 2,121,348 shares of Common Stock underlying the Notes.

CUSIP No. 39036P209	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Jason Reese
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,306,250*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,306,250*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,306,250*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

*	Includes 2,121,348 shares of Common Stock underlying the Notes.

CUSIP No. 39036P209	Page 5 of 7 Pages

Explanatory Note: This Amendment No. 7 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Great Elm Group, Inc. (the “Issuer”) filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2019, as amended by Amendment No. 1 to the Initial 13D filed on March 3, 2020, Amendment No. 2 to the Initial 13D filed on May 21, 2021, Amendment No. 3 to the Initial 13D filed on May 11, 2022, Amendment No. 4 to the Initial 13D filed on June 13, 2022, Amendment No. 5 to the Initial 13D filed on September 30, 2022, and Amendment No. 6 to the Initial 13D filed on December 27, 2022 (as so amended, the “Schedule 13D”), amends and supplements certain of the items set forth in the Schedule 13D.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Imperial Capital Asset Management, LLC (“ICAM”);

•	Long Ball Partners LLC (“Long Ball”); and

•	Jason Reese.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

Since the filing of the last amendment to the Initial 13D, the source and amount of funds used in purchasing the Common Stock by the Reporting Persons were as follows:

Purchaser	Source of Funds	Amount
Long Ball	Working Capital	$773,397.09

Shares held directly by Mr. Reese (and not beneficially owned by Long Ball or ICAM) were issued to him in consideration of his service as a director and Executive Chairman of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are based on 30,022,424 shares of Common Stock outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022.

(c) On December 31, 2022, pursuant to the Notes, the Issuer issued a Note in the principal amount of $179,653 in payment of interest under the Notes, which can be converted into 51,740 shares of Common Stock.

CUSIP No. 39036P209	Page 6 of 7 Pages

In the sixty days preceding the date of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less, the Reporting Persons purchased an aggregate of 386,501 shares of Common Stock of the Issuer, the details of which are set forth in the table below, in open market transactions pursuant to the 10b5-1 Plan.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Price or Range of Prices
Long Ball	Open Market Purchase	12/28/2022	75,538	$1.95	$1.85-$2.00
Long Ball	Open Market Purchase	12/29/2022	1,370	$1.95	N/A
Long Ball	Open Market Purchase	12/30/2022	309,593	$2.01	$1.92-$2.02

(d) Not applicable.

(e) Not applicable.

CUSIP No. 39036P209	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2023

Long Ball Partners, LLC

By: Imperial Capital Asset Management, LLC its Managing Member

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Imperial Capital Asset Management, LLC

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Jason Reese

/s/ Jason Reese